

DIVISION OF
CORPORATION FINANCE

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

May 28, 2010

Peter A. Converse
Chief Executive Officer
Virginia Commerce Bancorp, Inc.
5350 Lee Highway
Arlington, Virginia 22207

   **RE: Virginia Commerce Bancorp, Inc.**
      **Form 10-K for Fiscal Year Ended December 31, 2008**
      **Form 10-K for Fiscal Year Ended December 31, 2009**
      **File No. 000-28635**

Dear Mr. Converse:

  We have completed our review of your Form 10-K and related filings and have no further comments at this time.

        Sincerely,

        Hugh West
        Accounting Branch Chief